Exhibit 99.1

Syneron Dental Announces European OEM Agreement

YOKNEAM, ISRAEL--(Marketwire - March 19, 2009) - Syneron Dental, a division of Syneron Medical Ltd. (NASDAQ: ELOS), announced that it has signed an OEM agreement with a European company to produce and distribute a dental laser using Syneron's Laser-in-Handpiece™ technology. Details of the agreement have not yet been disclosed.

Syneron's novel Laser-in-Handpiece concept, incorporated in its LiteTouch™ Erbium: YAG dental laser, represents a unique combination of characteristics: superior power and high-speed cutting abilities, along with exceptional maneuverability and precision in the oral cavity. Syneron's LiteTouch was first launched in 2006 and is used by dentists worldwide.

According to Syneron Dental President, Mr. Eyal Cohen, "We welcome this opportunity to incorporate Syneron's dental laser technology according to the request of a respected European dental laser device manufacturer who wished to provide our unique technology to their installed base. We believe that having our technology utilized and promoted by their dental customers will raise its visibility internationally."

"This OEM agreement," Mr. Cohen continued, "demonstrates Syneron Dental's commitment to providing high-performance and easy-to-operate tools for the laser dentistry arena. It also represents the first of such transactions, as Syneron Dental continues to explore other options to advance our dental laser technology in global markets."

About Syneron Dental

Syneron Dental is a fully owned subsidiary of Syneron Medical focused on the manufacture of tools for laser dentistry. Its first product, the LiteTouch dental laser, is the first dental laser with the laser device in the dental handpiece, rather than in an adjacent unit connected by a fiber optic cable. The LiteTouch is an all-tissue, non-fiber, non-articulated arm Er: YAG dental laser device. LiteTouch received FDA & CE clearance in 2007. For more information, please see our website: www.synerondental.com

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical aesthetic applications for facial and body shaping applications. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, Calif., European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos and LiteTouch are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:
Eyal Cohen
President
Syneron Dental
+972 73 2442620
eyalc@syneron.com